Exhibit (a)(5)(C)

Engility Completes Tender Offer for

All Outstanding Shares of Dynamics Research Corporation

CHANTILLY, VA – January 29, 2014, Engility Holdings, Inc. (NYSE: EGL) (“Engility”) today announced the successful completion of its previously announced tender offer for all of the outstanding shares of common stock of Dynamics Research Corporation (“DRC”) for $11.50 per share in cash, without interest and subject to any required withholding taxes.

The tender offer expired at midnight, New York City time, at the end of the day on Tuesday, January 28, 2014. According to the depositary for the tender offer, as of the expiration of the offer, a total of approximately 9,025,528 DRC shares were validly tendered in the offer and not withdrawn, representing approximately 86% of the outstanding common stock of DRC. In addition, notices of guaranteed delivery were delivered with respect to approximately 126,106 shares, representing approximately 1% of the outstanding common stock of DRC. All validly tendered shares have been accepted for payment, which will be made in accordance with the terms of the tender offer.

Engility will acquire all of the remaining outstanding shares of DRC common stock by means of a merger under Massachusetts law. In order to accomplish the merger as a “short-form” merger, Engility currently intends to exercise its “top-up” option, which permits Engility to purchase additional shares of common stock directly from DRC for $11.50 per share (the same purchase price paid in the tender offer). At the effective time of the merger, DRC will become an indirect wholly owned subsidiary of Engility, and each share of DRC’s outstanding common stock will be cancelled and converted into the right to receive the same consideration received by holders who tendered their shares in the tender offer. The merger is expected to close on or about Friday, January 31, 2014. Thereafter, DRC common stock will cease to be traded on the NASDAQ Global Market.

ABOUT ENGILITY CORPORATION

Engility is a pure-play government services contractor providing highly skilled personnel wherever, whenever they are needed in a cost-effective manner. Headquartered in Chantilly, Virginia, Engility is a leading provider of specialized technical consulting, program and business support services, engineering and technology lifecycle support, information technology modernization and sustainment, supply chain services and logistics management, and training and education for the U.S. Government. Engility has approximately 7,000 employees worldwide and achieved revenue of $1.66 billion in 2012. To learn more about Engility, please visit www.engilitycorp.com.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements with respect to the closing of the potential acquisition of DRC, including the expected date of closing of the acquisition. When used in this press release, the words “will,” “intends,” “expected” or similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including the possibility that various closing conditions for the transaction may not be satisfied or waived. Engility does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by Engility with the U.S. Securities and Exchange Commission.

CONTACTS

Corporate Communications and Media:	Investor Relations:
Eric Ruff	Dave Spille
Engility Holdings, Inc.	Engility Holdings, Inc.
(703) 375-6463	(703) 375-4221
eric.ruff@engilitycorp.com	dave.spille@engilitycorp.com